UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 2)


                  Under the Securities Exchange Act of 1934


                       AEGIS COMMUNICATIONS GROUP, INC.
 ----------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
 ----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  00760B105
 ----------------------------------------------------------------------------
                                (CUSIP Number)


                           Steven D. Davidson, Esq.
                      McGuire, Craddock & Strother, P.C.
                     3550 Lincoln Plaza, 500 North Akard
                             Dallas, Texas  75201
                                 214-954-6800
 ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               August 20, 2004
 ----------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

 Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                        (Continued on following pages)
                                Page 1 of 8

                                  SCHEDULE 13D


 ---------------------                                  ---------------------
 CUSIP No.  00760B105                                       Page 2 of 7 Pages
 ---------------------                                  ---------------------


 ----------  ----------------------------------------------------------------
  1          NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Essar Global Limited
 ----------  ----------------------------------------------------------------
  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                      (b) [X]
 ----------  ----------------------------------------------------------------
  3          SEC USE ONLY

 ----------  ----------------------------------------------------------------
  4          SOURCE OF FUNDS

                  WC
 ----------  ----------------------------------------------------------------
  5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

 ----------  ----------------------------------------------------------------
  6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  Mauritius
 ----------  ----------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                        264,358,628
   OWNED BY             -------  --------------------------------------------
     EACH                8       SHARED VOTING POWER
  REPORTING
    PERSON                           0
     WITH               -------  --------------------------------------------
                         9       SOLE DISPOSITIVE POWER

                                    264,358,628
                        -------  --------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                    0
 ----------  ----------------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  264,358,628
 ----------  ----------------------------------------------------------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               [ ]

 ----------  ----------------------------------------------------------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  40.1%  (SEE ITEM 5)
 ----------  ----------------------------------------------------------------
  14         TYPE OF REPORTING PERSON

                  OO
 ----------  ----------------------------------------------------------------

 Item 1.     Security and Issuer.
             -------------------
      This Amendment No. 2 (this "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission on November 14, 2003, as previously amended by Amendment No 1 filed with the Securities and Exchange Commission on April 22, 2004 (collectively, the "Schedule 13D"). The class of equity securities to which this Amendment relates is the common stock, par value $.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063. Items 3, 4, 5, 6 and 7 of Schedule 13D are hereby amended. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

 Item 3.     Source and Amount of Funds or Other Consideration.
             -------------------------------------------------
      The response set forth in Item 3 of the Schedule 13D is hereby amended by adding the following sentence to the first paragraph thereof:

      "During the period of July 13-16, 2004, Essar exercised all of the Warrants to purchase 264,358,628 shares of the Common Stock of the Company for an aggregate purchase price of $2,643,586.28. The foregoing securities were acquired by Essar using its working capital and other internally generated funds."

      The response set forth in Item 3 of the Schedule 13D is hereby further amended by replacing the last paragraph thereof with the following:

           "On August 20, 2004, Essar entered into a Put and Call Option Agreement (the "Put & Call Agreement") with Deutsche Bank pursuant to which Essar granted to Deutsche Bank the right to require Essar to purchase a portion of the non-convertible secured promissory note issued by the Company to Deutsche Bank pursuant to the Purchase Agreement (the "Debt Put Option") and 150,000,000 shares of the Common Stock to be acquired by Deutsche Bank upon the exercise of warrants issued to Deutsche Bank pursuant to the Purchase Agreement (the "Share Put Option"). Pursuant to the Put & Call Agreement, Deutsche Bank also granted to Essar the right to purchase 150,000,000 shares of the Common Stock to be acquired by Deutsche Bank upon the exercise of warrants issued to Deutsche Bank pursuant to the Purchase Agreement (the "Call Option"). Essar's grant of the Debt Put Option and Share Put Option to Deutsche Bank was consideration for the Call Option acquired by Essar from Deutsche Bank.

           "In addition to the foregoing, the matters set forth in Items 4, 5 and 6 below are incorporated by reference in this Item 3 as if fully set forth herein."

 Item 4.     Purpose of Transaction.
             ----------------------
      Item 4 of the Schedule 13D is deleted in its entirety and the following substituted therefor:

           "Essar purchased securities of the Company pursuant to the Purchase Agreement in order to acquire an interest in the Company for investment purposes. Essar exercised its Warrants to acquire Common Stock and entered into the Put & Call Agreement in order to induce Deutsche Bank to exercise its warrants issued pursuant to the Purchase Agreement, to precipitate a change in the current composition of the board of directors of the Company, and to obtain the ability to acquire a controlling interest in the Company at a later date.

           "As contemplated by the Purchase Agreement, on April 21, 2004, the Company amended its certificate of incorporation to increase the number of authorized shares of the Common Stock and amended the certificate of designation of the Company's Series F Preferred Stock to, among other things, increase the number of shares of Common Stock into which each share of Series F Preferred Stock was convertible. Also on April 21, 2004, the holders of all shares of the Series F Preferred Stock converted such shares into an aggregate of 46,910,503 shares of Common Stock.

           "Pursuant to the terms of the Purchase Agreement, the Company used the proceeds from the sale of securities to both Essar and Deutsche Bank under the Purchase Agreement to retire senior and subordinated debt. The Company used the proceeds from Essar's exercise of the Warrants, and is expected to use the proceeds from Deutsche Bank's exercise of its warrants, for working capital.

           "Pursuant to the Put & Call Agreement, Deutsche Bank has agreed that, upon the occurrence of certain conditions precedent, Deutsche Bank will assign to the Company its right to nominate three directors pursuant to the Stockholders Agreement (as defined in Item 5) and will cause two incumbent directors nominated by Deutsche Bank to resign from the board of directors of the Company. The remaining four directors are expected to appoint up to six new directors to fill vacancies on the board of directors in accordance with the Stockholders Agreement. Upon the resignation of the two Deutsche Bank designees, directors nominated by Essar pursuant to the Stockholders Agreement will constitute three of the four remaining directors of the Company and, therefore, will control the appointment of new directors to fill the vacancies on the board of directors.

           "Pursuant to the Put & Call Agreement, on August 20, 2004, Deutsche Bank exercised its warrants to acquire 263,303,304 shares of the Common Stock. If Deutsche Bank exercises the Share Put Option, or Essar exercises the Call Option, Essar will purchase 150,000,000 shares of the Common Stock acquired by Deutsche Bank upon the exercise of its warrants. If Deutsche Bank exercises the Debt Put Option, Essar will purchase 80% of the then outstanding balance of the non-convertible secured promissory note issued by the Company to Deutsche Bank pursuant to the Purchase Agreement.

           "Essar intends to continuously review its ownership interest in the Company. Depending on further evaluations of the business prospects of the Company and other developments (including, but not limited to, general economic, business and stock market conditions), Essar may (i) acquire additional shares of the Common Stock by exercise of the Call Option or satisfaction of the Share Put Option, (ii) acquire additional debt securities of the Company pursuant to the Debt Put Option, (iii) retain or dispose of any of the shares of the Common Stock and/or debt securities of the Company beneficially owned by it in privately negotiated, open market or other transactions, subject to applicable legal and contractual restrictions, or (iv) acquire or dispose of any other securities of the Company, subject to applicable legal and contractual restrictions.

           "In addition to the foregoing, the matters set forth in Items 5 and 6 below are incorporated by reference in this Item 4 as if fully set forth herein."

 Item 5.     Interest in Securities of the Issuer.
             ------------------------------------
      The response set forth in (a) - (b) of Item 5 of the Schedule 13D is hereby amended by deleting the first paragraph and replacing it with the following:

           "On November 5, 2003, Essar acquired the Initial Warrants. Pursuant to the Purchase Agreement, the Company issued the Subsequent Warrants to the Essar on April 21, 2004 following the satisfaction of certain conditions, including the increase of the Company's authorized share capital and adjustment of the conversion rate for the Company's Series F Preferred Stock. During the period of July 13-16, 2004, Essar exercised all of the Warrants to purchase 264,358,628 shares of the Common Stock of the Company. Based on the 131,915,490 shares of Common Stock outstanding immediately prior to such exercise, as of July 16, 2004, Essar beneficially owned approximately 66.7% of the outstanding Common Stock. However, pursuant to the Put & Call Agreement, on August 20, 2004, Deutsche Bank exercised its warrants to purchase 263,303,304 shares of the Common Stock. Therefore, based on the 659,577,422 shares of Common Stock outstanding after Deutsche Bank's exercise of its warrants, Essar beneficially owns approximately 40.1% of the outstanding Common Stock of the Company. Essar has the sole power to vote and the sole power to dispose of all 264,358,628 shares of the Common Stock beneficially owned by it."

 Item 6.     Contracts, Arrangements, Understanding or Relationships with
             ------------------------------------------------------------
 Respect to Securities of the Issuer.
 -----------------------------------
      The response set forth in Item 6 of the Schedule 13D is hereby amended by revising the description of the Note and Warrant Purchase Agreement by substituting the words "had the right to" for the word "may" in the second paragraph thereof.

      The response set forth in Item 6 of the Schedule 13D is hereby further amended by adding thereto the following:

      "Put and Call Option Agreement
       -----------------------------

           "On August 20, 2004, Essar entered into the Put & Call Agreement with Deutsche Bank. Pursuant to the Put & Call Agreement, Deutsche Bank exercised warrants to acquire 263,303,304 shares of Common Stock on the same date. In the Put & Call Option Agreement, Essar granted to Deutsche Bank the right to require Essar to purchase 150,000,000 shares of Common Stock acquired by Deutsche Bank upon exercise of its warrants. The exercise price under the Share Put Option is $0.01 per share (as such price may be adjusted upon the occurrence of stock splits, stock dividends and other similar events). The Share Put Option is exercisable by Deutsche Bank at any time during the period commencing on March 31, 2005 and ending December 31, 2005. In the
      Put & Call Option Agreement, Essar also granted to Deutsche Bank the right to require Essar to purchase, at face value, 80% of the then outstanding debt represented by the non-convertible secured promissory note issued by the Company to Deutsche Bank pursuant to the Purchase Agreement. The Debt Put Option is exercisable by Deutsche Bank at any time during the period commencing December 1, 2004 and ending December 31, 2005. In addition, either of the Share Put Option or the Debt Put Option may be exercised at any time prior to March 31, 2005 following a bankruptcy or corporate restructuring involving the Company.

           "In the Put & Call Agreement, Deutsche Bank also granted to Essar the right to purchase 150,000,000 shares of the Common Stock acquired by Deutsche Bank upon exercise of its warrants. The Call Option is exercisable by Essar at any time during the period commencing December 15, 2004 and ending December 31, 2005. The exercise price of the Call Option (as such price may be adjusted upon the occurrence of stock splits, stock dividends and other similar events) is (a) $0.015 per share from December 15, 2004, through December 31, 2004, (b) $0.0175 per share from January 1, 2005, through March 31, 2005, and (c) average market price (as determined under the Put & Call Agreement) from April 1, 2005, through December 31, 2005.

           "Pursuant to the Put & Call Agreement, Deutsche Bank has agreed that, upon the occurrence of certain conditions precedent, Deutsche Bank will assign to the Company its right to nominate three directors pursuant to the Stockholders Agreement and will cause two incumbent directors nominated by Deutsche Bank to resign from the board of directors of the Company. In the event of a default by Essar under the Put & Call Agreement, Deutsche Bank may reacquire its right to designate directors under the Stockholders Agreement and require Essar to assign to Deutsche Bank its right to nominate three directors under the Stockholders Agreement. Essar and Deutsche have further agreed to execute such amendments to the Stockholders Agreement as may be necessary to give effect to the terms of the Put & Call Agreement.

           "The foregoing description of the Put & Call Agreement is qualified in its entirety by reference to the copy thereof which has been filed as Exhibit 6 to this Schedule 13D and is incorporated herein by this reference."

 Item 7.      Material to be filed as Exhibits.
              --------------------------------
      The response set forth in Item 7 of the Schedule D is hereby amended by adding after Exhibit 5 the following:

      "Exhibit 6: Put & Call Agreement, dated August 20, 2004, between Deutsche Bank, acting through its London Branch and DB Advisors, and Essar"

                                  SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated:    September 2, 2004

                                      ESSAR GLOBAL LIMITED

                                      By:  /s/ Madhu S. Vuppuluri
                                         ------------------------------------
                                         Name:    Madhu S. Vuppuluri
                                         Title:   Executive Director

                                EXHIBIT INDEX

 Exhibit 1: Purchase Agreement, dated November 5, 2003, among the Company, Deutsche Bank, acting through its London Branch and DB Advisors and Essar*

 Exhibit 2: Registration Rights Agreement, dated November 5, 2003, by and among the Company, Deutsche Bank, acting through its London Branch and DB Advisors, Essar, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank and The Edward Blank 1995 Grantor Retained Annuity Trust*

 Exhibit 3: Stockholders Agreement, dated November 5, 2003, by and among Aegis, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, Deutsche Bank, acting through its London Branch and DB Advisors and Essar*

 Exhibit 4: Warrant to Purchase 34,110,343 shares of Common Stock of Aegis issued on November 5, 2003 to Essar**

 Exhibit 5: Warrant to Purchase 230,248,285 shares of Common Stock of Aegis issued on April 21, 2004 to Essar**

 Exhibit 6: Put & Call Agreement, dated August 20, 2004, between Deutsche Bank, acting through its London Branch and DB Advisors, and Essar filed as exhibit 10(a), herewith

 *    Included as an exhibit to the Schedule 13D filed on November 14, 2003

 ** Included as an exhibit to the Amendment No. 1 to Schedule 13D filed on April 22, 2004